SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2007, and 2006

with Report of Independent Registered Public Accounting Firm

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2007, and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 7, 2008

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2007	2006
Assets
Cash	$1,441,621	$2,915,087
Investments	237,152,437	240,967,882
Profit Sharing Contribution Receivable	5,873,257	—

Net assets available for plan benefits	$244,467,315	$243,882,969

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2007	2006
Additions:
Investment income:
Interest & dividends	$12,744,376	$8,914,884
Net realized and unrealized depreciation in fair value of investments	(17,330,880)	(12,579,738)

	(4,586,504)	(3,664,854)

Contributions:
Employer	10,577,512	8,555,285
Participants	16,805,644	15,756,648
Rollovers	1,371,313	1,046,418
Profit Sharing	5,873,257	—

	34,627,726	25,358,351

Total Additions	30,041,222	21,693,497

Deductions:
Distributions to participants	(29,456,876)	(26,394,524)

Net increase/(decrease) in net assets available for plan benefits	584,346	(4,701,027)
Net assets available for plan benefits at beginning of year	243,882,969	248,583,996

Net assets available for plan benefits at end of year	$244,467,315	$243,882,969

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2007

1.	General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include thirteen Fidelity funds, the Lord Abbett Small Company Value Fund, the Rainier Small/Mid Cap Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General Stock Fund. Three of the fund choices: Rainier Small/Mid Cap Fund, Dodge & Cox Stock Fund, and Goldman Sachs Mid Cap Value Class A Fund became options effective January 1, 2007.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments, other than loans to participants, are carried at market value. Loans to participants are carried at the original amount of the loan less repayments received which approximates market value. Investments in securities traded on national securities exchanges are valued at the last reported sales price or at the last reported bid quotation if not traded on that day. Investments in mutual funds are valued at their redemption value. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.	Contributions

The Plan allows participants to make pretax contributions by means of regular payroll deductions, up to 30% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. Effective January 1, 2007, the Company matched 100% of contributions up to 5% of a participants total pay. Prior to January 1, 2007, Media General, Inc. (the Company) matched 100% of contributions up to 4% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the eighteen investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock, subject to transfer provisions discussed in the following paragraph.

Participants may change their investment elections directly with Fidelity at any time. Effective October 1, 2007, all participants may transfer 100% of the market value of their account among all fund options at any time. Participants over age 55 have always been able to transfer 100% of the market value of their account among all fund options.

Prior to January 1, 2007, participants under age 55 could transfer 100% of the market value of their account among all fund options, except from the Media General Common Stock Fund, at any time. These participant transfers from the Media General Common Stock Fund were limited to 25% of the participant’s fund balance once a quarter to any of the other funds.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3.	Contributions (continued)

Between January 1, 2007 and September 30, 2007, all participants under age 55 could transfer 100% of their Media General Common Stock Fund balance attributed to employee contributions. Also between January 1, 2007 and September 30, 2007, participants under age 55 with three years of service could transfer during the year 33% of their Media General Common Stock Fund balance attributed to employer contributions. Lastly, all participants under age 55 could continue to transfer 25% of their Media General Stock Fund balance once a quarter to any of the other funds.

Effective October 1, 2007, the Company eased the restrictions on transferring out of the Media General Common Stock Fund for participants under age 55.

The Plan also includes, among other things, a loan feature (see Note 8). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

4.	Profit Sharing Contributions

Effective January 1, 2007, the Plan incorporated a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make a pre-tax contribution to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation if employed on the last day of the year; or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and hired before January 1, 2007; or attained age 60 with 10 years of service and hired after December 31, 2007.

For the 2007 Plan Year, the Company agreed to pay 2% of a participant’s compensation. On March 31, 2008, the Company paid $5,873,257 representing the 2007 profit sharing contribution.

5.	Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.	Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

7.	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2007 and 2006 consisted of the following:

	2007		2006
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$63,477,140	$36,253,010	$71,066,006	$66,160,110
Fidelity Fund	24,827,936	31,335,920	27,767,361	32,564,258
Fidelity Managed Income Portfolio Fund	19,468,240	19,468,240	18,509,632	18,509,632
Fidelity Growth Company	16,519,337	23,888,278	15,424,437	20,536,145
Fidelity Diversified International	16,421,281	20,128,953	12,428,960	15,963,802
Fidelity Freedom 2010	16,119,067	17,407,843	15,698,224	17,218,814
Fidelity Freedom 2020	15,730,025	17,461,280	13,820,341	15,872,254
Lord Abbett Small Co. Value	16,062,011	14,859,383	15,275,148	14,864,785
Fidelity Freedom 2030	12,166,328	13,930,584	—	—

At December 31, 2006, the market value of the Fidelity Freedom 2030 did not exceed five percent of the Plan’s net assets.

The Plan’s investments (depreciated) appreciated in fair value during 2007 and 2006 as follows:

Name and Title	2007	2006
Media General, Inc. Common Stock Fund	$(26,253,071)	$(23,252,149)
Fidelity Fund	3,300,385	3,773,711
Fidelity Growth Company	3,699,570	1,798,304
Fidelity OTC Portfolio	1,539,326	550,616
Fidelity Diversified International	1,199,059	1,610,641
Fidelity Freedom Income	(34,838)	55,218
Fidelity Freedom 2000	(1,162)	25,580
Fidelity Freedom 2010	252,435	623,271
Fidelity Freedom 2020	242,069	756,837
Fidelity Freedom 2030	329,011	650,611
Fidelity Freedom 2040	86,024	261,395
Fidelity Intermediate Bond	(41,770)	(4,060)
Fidelity Spartan Equity Index	35,080	158,993
Lord Abbett Small Company Value	(597,815)	411,294
Rainer Small/Mid Cap	(259,780)	—
Dodge & Cox Stock	(624,036)	—
Goldman Sachs Mid Cap	(201,367)	—

	$(17,330,880)	$(12,579,738)

8.	Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

9.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2007 and 2006 were approximately $187,000 and $172,000, respectively.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year) **

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Market Value
Fidelity* Fund	786,347 shares	$31,335,920
Fidelity* Growth Company	287,880 shares	23,888,278
Fidelity* Diversified International	504,485 shares	20,128,953
Fidelity* Managed Income Portfolio	19,468,240 shares	19,468,240
Fidelity* Freedom 2020	1,104,445 shares	17,461,280
Fidelity* Freedom 2010	1,174,618 shares	17,407,843
Fidelity* Freedom 2030	843,256 shares	13,930,584
Fidelity* OTC Portfolio	154,512 shares	8,060,876
Fidelity* Freedom 2040	463,430 shares	4,509,173
Fidelity* Freedom Income	369,018 shares	4,225,253
Fidelity* Intermediate Bond	413,578 shares	4,197,821
Fidelity* Spartan Equity Index	41,186 shares	2,137,575
Fidelity* Freedom 2000	85,397 shares	1,056,359
Lord Abbett Small Company Value	505,078 shares	14,859,383
Dodge & Cox Stock	35,229 shares	4,870,811
Rainier Small/Mid Company Value	105,738 shares	4,161,836
Goldman Sachs Mid Company Value	38,442 shares	1,358,934
Media General, Inc.* Common Stock Fund	1,706,024 shares	36,253,010
Loans to participants*	4% - 10%	7,840,308

Total Investments		237,152,437
Interest-bearing Cash	1,441,621 units	1,441,621

Total Assets Held for Investment		$238,594,058

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated May 7, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ John A. Schauss
John A. Schauss
Vice President, Finance and Chief Financial Officer

Date: May 7, 2008